VOTING DIRECTION FOR HOLDERS OF EXCHANGEABLE SHARES
OF HARVEST OPERATIONS CORP.
The undersigned holder of exchangeable shares (“Harvest Exchangeable Shares”) of Harvest Operations Corp. (“HOC”) has the right to instruct Valiant Trust Company in respect of the exercise of their votes at the special meeting (the “Harvest Meeting”) of the unitholders of Harvest Energy Trust and the holders of Harvest Exchangeable Shares to be held on February 2, 2006, as follows:
•	To instruct Valiant Trust Company to exercise the votes to which the holder is entitled as indicated below; OR

•	To instruct Valiant Trust Company to appoint a representative of HOC’s management as proxy to exercise the votes to which the holder is entitled as indicated below; OR

•	To instruct Valiant Trust Company to appoint the holder, or the holder’s designee as a proxy to exercise personally the votes to which the holder is entitled as indicated below.

The holder directs that their Harvest Exchangeable Shares be voted as follows:
IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER’S HARVEST EXCHANGEABLE SHARES WILL NOT BE VOTED

FOR ☐ or AGAINST ☐ passing, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated December 30, 2005 (the “Information Circular”) of Harvest, HOC, Viking Energy Royalty Trust (“Viking”) and Viking Holdings Inc. to approve a plan of arrangement under section 193 of the Business Corporations Act (Alberta), all as more particularly described in the Information Circular; and
FOR ☐ or AGAINST ☐ passing, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve certain amendments to Harvest’s unit award incentive plan, all as more particularly described in the Information Circular.

PLEASE SELECT ONE OF THE FOLLOWING:

☐	Direct Valiant Trust Company to Vote Harvest Exchangeable Shares The holder hereby directs Valiant Trust Company to vote as indicated.

☐	Appointment of Management as Proxy
The holder hereby appoints M. Bruce Chernoff, Chairman of HOC, or, failing him, Jacob Roorda, President of HOC, as proxyholder of the holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Harvest Exchangeable Shares which the holder may be entitled to vote at the Harvest Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Harvest Meeting.

☐	Appointment of the holder, or the holder’s Designee as Proxy
The holder appoints as proxyholders of the holder and authorizes them to represent and vote, as indicated above, all of the Harvest Exchangeable Shares which the holder may be entitled to vote at the Harvest Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Harvest Meeting.

IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR HARVEST EXCHANGEABLE SHARES AS INDICATED.

DATED: , 200_.

Signature of holder

Name of holder (please print)
IF YOU HAVE QUESTIONS OR REQUIRE ASSISTANCE PLEASE CALL:
KINGSDALE SHAREHOLDER SERVICES INC.
130 King Street West
Suite 2950
Toronto, Ontario, Canada M5X 1C7
Toll Free Number in Canada and USA: 1-866-639-7993
NOTES:
1.	This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to the attention of Valiant Trust Company by 4:30 p.m. (Calgary time) on January 31, 2006 or the last business day prior to any adjournment of the Harvest Meeting. The voting direction is valid only for the Harvest Meeting or any adjournment of the Harvest Meeting.

2.	If this voting direction is not signed by the holder of Harvest Exchangeable Shares, the votes to which the holder of the Harvest Exchangeable Shares is entitled will not be exercised.

3.	If the holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4.	This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Harvest Exchangeable Shares are registered.

5.	Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6.	A holder who has submitted a voting direction may revoke it at any time prior to the Harvest Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the holder or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of Valiant Trust Company at any time up to and including the last business day preceding the day of the Harvest Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of Valiant Trust Company in attendance at the Harvest Meeting on the day of the Harvest Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.